                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d)OF THE
                         SECURITIES EXCHANGE ACT OF 1934



[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 1997.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

             For the transition period from ________ to ____________


                        Commission file number: 001-13275

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        OUTDOOR SYSTEMS, INC. 401(K) PLAN
                          2502 N. Black Canyon Highway
                             Phoenix, Arizona 85009


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              OUTDOOR SYSTEMS, INC.
                          2502 N. Black Canyon Highway
                             Phoenix, Arizona 85009

Financial Statements and Exhibits

(a)     Financial Statements

The Outdoor Systems, Inc. 401(k) Plan (the "Plan") became effective as of January 1, 1987. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the year ended December 31, 1997.

(b)     Exhibit

       (23)  Consent of Independent Auditors

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                              OUTDOOR SYSTEMS, INC. 401(k) PLAN


                              By:  Outdoor Systems, Inc., Plan Administrator


                                       By:  /s/ William S. Levine
                                            -----------------------------
                                                William S. Levine
                                                Chairman of the Board


Dated:  June 30, 1998

OUTDOOR SYSTEMS, INC.
401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                         PAGE

INDEPENDENT AUDITORS' REPORT                                          F-1 - F-2


FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1997 AND 1996:

     Statements of Net Assets Available for Benefits                        F-3

     Statements of Changes in Net Assets Available for Benefits             F-4

     Notes to Financial Statements                                   F-5 - F-12


SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
   DECEMBER 31, 1997:

     Item 27a - Assets Held for Investment Purposes                 F-13 - F-15

     Item 27d - Reportable Transactions                                    F-16

     Item 27e - Schedule of Non-Exempt Transactions                        F-17

INDEPENDENT AUDITORS' REPORT


Board of Trustees
Outdoor Systems, Inc. 401(k) Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of Outdoor Systems, Inc. 401(k) Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

As discussed in Notes 2 and 4 to the financial statements, the 1997 and 1996 financial statements include investments valued at $736,874 (6 percent of net assets) and $661,651 (9 percent of net assets), respectively, whose values have been estimated by the Board of Trustees in the absence of readily ascertainable market values. We have examined the procedures used by the Board of Trustees in arriving at its estimate of the value of such investments and have inspected underlying documentation, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules on pages F-13 through F-17 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain Plan assets held by the Plan Custodian. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



June 24, 1998

OUTDOOR SYSTEMS, INC.
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


ASSETS                                                               1997              1996

INVESTMENTS AT FAIR VALUE:
  Shares of registered investment companies:
    The Dreyfus A Bonds Plus Fund                                $   513,884        $  250,386
    The Fidelity Advisor Growth Opportunities Fund                 1,332,387           573,468
    The Fidelity Advisor High Yield A Fund                           716,089           363,204
    The Fidelity Asset Manager Fund                                   10,554         2,399,434
    The Neuberger & Berman Partners Trust Fund                       989,571           299,198
    The Twentieth Century Ultra Investors Fund                     1,405,069           631,042
    The Templeton Foreign Fund                                     1,464,238           682,835
    The Fixed Account Fund                                           574,453           188,278
    The Warburg Pincus Emerging Growth Fund                        1,367,693           549,563
    The Neuberger & Berman Guardian Trust Fund                     1,103,125           419,626
    The Nationwide Money Market Fund                                 736,297           213,315
  Common stock:
    The Outdoor Systems Common Stock Fund                            178,817
  Deeds of trust                                                     736,874           661,651
  Participant notes receivable                                       510,401           304,030
                                                                 -----------        ----------
          Total investments at fair value                         11,639,452         7,536,030

CONTRIBUTIONS RECEIVABLE:
  Employer                                                           285,224            75,680
  Participant                                                         37,891
                                                                 -----------        ----------
          Total contributions receivable                             323,115            75,680
                                                                 -----------        ----------
          Total assets                                            11,962,567         7,611,710

LIABILITIES - Excess contributions payable                                             (31,660)
                                                                 -----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS                                $11,962,567        $7,580,050
                                                                 ===========        ==========



See notes to financial statements.

OUTDOOR SYSTEMS, INC.
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


                                                                          1997              1996

ADDITIONS:
  Investment income:
    Net appreciation in fair value of investments                      $ 1,101,248        $  614,390
    Interest                                                               124,092           105,314
    Dividends                                                                                 19,609
                                                                       -----------        ----------
          Total investment income                                        1,225,340           739,313
                                                                       -----------        ----------
  Contributions:
    Participant                                                          2,132,491           536,655
    Employer                                                               285,224            75,680
                                                                       -----------        ----------
          Total contributions                                            2,417,715           612,335

  Transfer of assets                                                     1,406,080         4,043,568
                                                                       -----------        ----------
          Total additions                                                5,049,135         5,395,216
                                                                       -----------        ----------

DEDUCTIONS:
  Benefits paid to participants                                            666,618           422,061
  Administrative expenses                                                                     35,514
                                                                       -----------        ----------
      Total deductions                                                     666,618           457,575
                                                                       -----------        ----------

NET INCREASE                                                             4,382,517         4,937,641

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                      7,580,050         2,642,409
                                                                       -----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                          $11,962,567        $7,580,050
                                                                       ===========        ==========


See notes to financial statements.

OUTDOOR SYSTEMS, INC.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


1.    SUMMARY OF THE PLAN

      The following summary of the Outdoor Systems, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      a. General and Transfer of Assets - The Plan, established on January 1, 1987, is a defined contribution plan of Outdoor Systems, Inc. (the "Company" or the "Employer"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In November 1996, the account balances of those participants employed by the outdoor advertising division of Gannett Co., Inc. ("Gannett Outdoor") were transferred to the Plan in connection with the acquisition of Gannett Outdoor by the Company. Additionally, in August 1997, account balances of those participants employed by the outdoor advertising division of Minnesota Mining and Manufacturing Company ("3M") were transferred to the Plan in connection with the acquisition of 3M by the Company.

      b. Contributions - Plan contributions consist of three components: (1) employee deferral contributions based on a participant's monthly pretax compensation up to an annual before-tax dollar limitation,
            (2) discretionary Employer contributions, as determined annually by the Employer's Board of Directors, and (3) rollover contributions representing qualifying lump-sum distributions received by a participant from a plan sponsored by another employer. Forfeitures representing the value of nonvested benefits of terminated participants are reallocated to active participants of the Plan and serve to reduce Employer contributions to the Plan in the year in which employment terminates.

      c. Eligibility and Vesting - The Plan is available to all eligible employees of the Company. Employees are eligible for participation in the Plan on the January 1 or July 1 after one year of qualifying service (as defined in the Plan). Participants are immediately 100 percent vested in their voluntary contributions and rollover contributions plus actual earnings thereon. Vesting of Employer contributions plus actual earnings thereon is based on years of service. Such vesting commences upon date of hire (as defined in the Plan), with 100 percent vesting being attained after two years of service.

      d. Participant Benefits and Distribution - The Employer contribution and net investment income are allocated proportionally to individual participant accounts in accordance with the provisions of the Plan. Benefits provided by the Plan are paid from the net assets available for benefits. Participants separated from the Plan due to service retirement, total and permanent disability or death are automatically fully vested in their Employer contributions and will receive their benefits including their voluntary contributions and rollover contributions in equal annual installments or a lump sum payment. Participants separated from the Plan due to termination receive a lump sum payment including the full value of their voluntary contributions and rollover contributions and the vested portion of their Employer contributions.

      e. Participant Loans - Participants may borrow from the Plan subject to a maximum loan balance of the lesser of: (1) 50 percent of their vested account balances or $10,000 if greater, or (2) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding 12-month period over the outstanding balance of loans from the Plan to the participant on the date of the loan. All loans must be repaid with interest within five years (however, loans used to acquire a principal residence of the participant shall provide for periodic repayment over a reasonable period of time that may exceed five years). Interest rates for loans are as determined periodically by the Plan trustee.

      f. Participant Accounts - For each participant, various accounts are maintained to record participant contributions, Employer contributions and rollover deposits transferred to the Plan. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

      g. Priorities Upon Termination of the Plan - Although the Employer has not expressed any intent to do so, the Employer has the right to terminate the Plan subject to the provisions of ERISA. In the event that such termination occurs, all the Employer contributions would become fully vested.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The following are the significant accounting policies used in the preparation of the accompanying financial statements.

      a. Investments - Plan investments are valued at fair value with the exception of the deeds of trust and Fixed Account Fund. Except for the Fixed Account Fund, the investments with Nationwide Insurance Company ("Nationwide") represent pooled separate accounts which are governed under a variable return contract consisting of numerous mutual fund options with a range of investments objectives. Each participant in the Plan is assigned a number of units based on the dollar amount invested by the participant and the daily unit value of the selected investment funds. A daily unit value is calculated for each Nationwide Investment fund based on the net asset value of the underlying mutual fund and declared dividends and capital gains distributions for the day.

            The Fixed Account Fund is a guaranteed return contract that provides an annual interest guarantee. The average yield and crediting interest rate was 5.75 percent for 1997 and 1996, and Nationwide has guaranteed 5.30 percent for 1998. The Fixed Account Fund is valued at contract value, which approximates fair value at December 31, 1997.

            The deeds of trust have no secondary market and therefore, are stated at their cost which management believes represents a reasonable estimate of their fair market value.

            The Plan offers participants the following funds, as described in the individual fund's prospectus (except for the deeds of trust), to invest pre-tax and rollover deposits:

            1) THE DREYFUS A BONDS PLUS FUND - This fund primarily invests in corporate bonds and notes and short-term securities.

            2) THE FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND - This fund primarily invests in growth, cyclical and value stocks, and securities convertible to common stocks. The fund may also invest in other securities, such as preferred stocks and bonds.

            3) THE FIDELITY ADVISOR HIGH YIELD A FUND - This fund primarily invests in high-yielding, fixed income and zero coupon securities, such as bonds, debentures and notes, convertible securities and preferred stock.

            4) THE FIDELITY ASSET MANAGER FUND - This fund primarily invests in stocks, bonds and short-term instruments.

            5) THE NEUBERGER & BERMAN PARTNERS TRUST FUND - This fund primarily invests in common stocks, bonds, and debentures believed to have potential for appreciation in value.

            6) THE TWENTIETH CENTURY ULTRA INVESTORS FUND - This fund invests primarily in domestic common stocks considered by management to have better-than-average prospects for appreciation.

            7) THE TEMPLETON FOREIGN FUND - This fund primarily invests in stock and debt obligations of companies and governments outside the United States.

            8) THE FIXED ACCOUNT FUND - This fund represents investments in a guaranteed return contract that provides an annual interest guarantee.

            9) THE WARBURG PINCUS EMERGING GROWTH FUND - This fund primarily invests in equity securities of small-to-medium sized companies in the United States.

            10) THE NEUBERGER & BERMAN GUARDIAN TRUST FUND - This fund primarily invests in stocks of established companies believed to be undervalued in comparison to stocks of similar companies.

            11) THE NATIONWIDE MONEY MARKET FUND - This fund primarily invests in commercial paper and U.S. Government obligations.

            12) THE OUTDOOR SYSTEMS COMMON STOCK FUND - This fund invests in the common stock of Outdoor Systems, Inc.

            13) DEEDS OF TRUST - These investments are in first deeds of trust. All deeds of trust are held in conjunction with related parties (Note 4). Effective January 1, 1995, this investment is no longer open to participant contributions; however, all income earned on this investment will continue to be reinvested in the fund.

      b. Contributions - Employer contributions are accrued annually based upon the amount approved by the Board of Directors of the Company.

      c. Income and Expenses - Investment income includes interest and dividend income earned on the deeds of trust, investment funds, cash accounts, and participant loans. The Company provides legal, accounting, office space and clerical services to the Plan without charge.

      d. Payment of Benefits - Benefits are recorded when paid.

      e. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

      f. Certain reclassifications were made to the 1996 financial statements to conform to the 1997 presentation.

3.    FUND INFORMATION

      Investment income, contributions, transfer of assets from the Gannett Outdoor 401(k) and 3M plans and benefits paid to participants by fund for the years ended December 31 are as follows:




                                                                    1997             1996

Investment income:
  The Dreyfus A Bonds Plus Fund                                  $   35,023       $   9,472
  The Fidelity Advisor Growth Opportunities Fund                    220,321          24,168
  The Fidelity Advisor High Yield A Fund                             73,939          19,566
  The Fidelity Asset Manager Fund                                    66,866         120,758
  Neuberger & Berman Partners Trust Fund                            150,936          17,447
  The Twentieth Century Ultra Investors Fund                        162,733           8,219
  The Templeton Foreign Fund                                         41,821          55,572
  The Fixed Account Fund                                             21,717           8,922
  The Warburg Pincus Emerging Growth Fund                           181,867          31,336
  The Neuberger & Berman Guardian Trust Fund                         93,461          17,433
  The Nationwide Money Market Fund                                    9,900          49,678
  The Outdoor Systems Common Stock Fund                              64,380
  The One Group Limited Volatility Bond Fund                                          1,090
  The One Group Intermediate Bond Fund                                                1,637
  The One Group Institutional U.S. Government
    Money Market Fund                                                                   683
  The Target Large Capital Growth Fund                                               99,505
  The Target Large Capital Value Fund                                                49,900
  The Target Small Capital Growth Fund                                               29,453
  The Target Small Capital Value Fund                                                20,219
  The Target International Equity Fund                                               34,548
  The Target International Bond Fund                                                 11,054
  The Target Total Return Bond Fund                                                   6,582
  The Target Intermediate Term Bond Fund                                             10,814
  The Target Mortgage Backed Securities Fund                                          7,767
  The Target U.S. Government Money Market Fund                                        1,583
  Deeds of trust                                                     75,223          87,421
  Participant notes                                                  27,153          14,486
                                                                 ----------       ---------
Total investment income                                          $1,225,340       $ 739,313
                                                                 ==========       =========

                                                                  1997             1996
Contributions:
  The Dreyfus A Bonds Plus Fund                                $   150,571       $   6,145
  The Fidelity Advisor Growth Opportunities Fund                   289,614          13,310
  The Fidelity Advisor High Yield A Fund                           165,015           8,320
  The Fidelity Asset Manager Fund                                    2,398              85
  The Neuberger & Berman Partners Trust Fund                       210,008          10,500
  The Twentieth Century Ultra Investors Fund                       332,891          13,736
  The Templeton Foreign Fund                                       369,747          18,970
  The Fixed Account Fund                                           127,302           4,170
  The Warburg Pincus Emerging Growth Fund                          348,988          17,533
  The Neuberger & Berman Guardian Trust Fund                       277,704          14,629
  The Nationwide Money Market Fund                                   4,276
  The Outdoor Systems Common Stock Fund                            139,201
  The Target Large Capital Growth Fund                                              93,153
  The Target Large Capital Value Fund                                               77,497
  The Target Small Capital Growth Fund                                              56,905
  The Target Small Capital Value Fund                                               40,713
  The Target International Equity Fund                                             104,940
  The Target International Bond Fund                                                30,919
  The Target Total Return Bond Fund                                                 21,182
  The Target Intermediate Term Bond Fund                                            40,056
  The Target Mortgage Backed Securities Fund                                        30,443
  The Target U.S. Government Money Market Fund                                       9,129
                                                               -----------       ---------
Total contributions                                            $ 2,417,715       $ 612,335
                                                               ===========       =========


      Transfer of assets from Gannett Outdoor 401(k) and 3M plans for the year ended December 31 were as follows:


                                                           1997              1996

The Dreyfus A Bonds Plus Fund                         $    20,864       $   243,642
The Fidelity Advisor Growth Opportunities Fund             87,468           545,894
The Fidelity Advisor High Yield A Fund                      6,174           343,817
The Fidelity Asset Manager Fund                            86,238
The Neuberger & Berman Partners Trust Fund                106,635           279,056
The Twentieth Century Ultra Investors Fund                112,041           623,405
The Templeton Foreign Fund                                 46,421           627,305
The Fixed Account Fund                                    162,389           178,819
The Warburg Pincus Emerging Growth Fund                    (3,121)          516,352
The Neuberger & Berman Guardian Trust Fund                 72,820           403,746
The Nationwide Money Market Fund                          595,033           165,278
Participant notes receivable                              113,118           116,254
                                                      -----------       -----------
Total transfer of assets                              $ 1,406,080       $ 4,043,568
                                                      ===========       ===========

                                                                 1997              1996

Benefits paid to participants:
  The Dreyfus A Bonds Plus Fund                                $  38,438       $     980
  The Fidelity Advisor Growth Opportunities Fund                  73,691
  The Fidelity Advisor High Yield A Fund                          35,486             990
  The Twentieth Century Ultra Investors Fund                      92,620             984
  The Templeton Foreign Fund                                      71,594             495
  The Warburg Pincus Emerging Growth Fund                         93,851             973
  The Neuberger & Berman Guardian Trust Fund                      48,259             489
  The Nationwide Money Market Fund                               127,172             754
  The Neuberger & Berman Partners Trust Fund                      43,024
  The Fixed Account Fund                                          14,891
  The Outdoor Systems Common Stock Fund                            1,192
  The Target Large Capital Growth Fund                                            15,793
  The Target Large Capital Value Fund                                             12,176
  The Target Small Capital Growth Fund                                             9,665
  The Target Small Capital Value Fund                                             (2,148)
  The Target International Equity Fund                                            18,497
  The Target International Bond Fund                                               4,270
  The Target Total Return Bond Fund                                                9,726
  The Target Intermediate Term Bond Fund                                           6,929
  The Target Mortgage Backed Securities Fund                                       2,878
  The Target U.S. Government Money Market Fund                                    41,006
  Deeds of trust                                                                 129,711
  Participant notes                                               26,400         167,893
                                                               ---------       ---------
Total benefits paid to participants                            $ 666,618       $ 422,061
                                                               =========       =========


4.    INVESTMENTS

      The Plan's investments in individual deeds of trust represent a percentage of the entire applicable deed of trust, the remainder of which is held by related plans with a common trustee. These investments are collateralized by real property, the majority of which is located in Maricopa County, Arizona. There is no unrealized appreciation/depreciation on deeds of trust as management believes the cost of the investments represents a reasonable estimate of their fair market values.

      The following table presents the fair value of investments at December 31:


                                                                           1997              1996

Investments at estimated fair value:
  Deeds of trust                                                      $   736,874       $   661,651
  Participant notes receivable                                            510,401           304,030
                                                                      -----------       -----------
Total investments at estimated fair value                               1,247,275           965,681
                                                                      -----------       -----------
Investments at fair value as determined by quoted market price:
  The Dreyfus A Bonds Plus Fund                                       $   513,884       $   250,386
  The Fidelity Advisor Growth Opportunities Fund                        1,332,387           573,468
  The Fidelity Advisor High Yield A Fund                                  716,089           363,204
  The Fidelity Asset Manager Fund                                          10,554         2,399,434
  The Neuberger & Berman Partners Trust Fund                              989,571           299,198
  The Twentieth Century Ultra Investors Fund                            1,405,069           631,042
  The Templeton Foreign Fund                                            1,464,238           682,835
  The Fixed Account Fund                                                  574,453           188,278
  The Warburg Pincus Emerging Growth Fund                               1,367,693           549,563
  The Neuberger & Berman Guardian Trust Fund                            1,103,125           419,626
  The Nationwide Money Market Fund                                        736,297           213,315
  The Outdoor Systems Common Stock Fund                                   178,817
                                                                      -----------       -----------
Total investments at fair value as determined by
  quoted market price                                                  10,392,177         6,570,349
                                                                      -----------       -----------
Total investments                                                     $11,639,452       $ 7,536,030
                                                                      ===========       ===========

5.    TAX STATUS OF THE PLAN

      The Internal Revenue Service ("IRS") has determined and informed the Employer by letter dated March 5, 1995, that the Plan and related trust meet the requirements of Section 401(k) of the Internal Revenue Code ("IRC") and are exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter and the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of funds managed by Nationwide. Nationwide is a Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Other Plan investments are held in deeds of trust which are held in conjunction with related plans with a common trustee. These transactions also qualify as party-in-interest transactions to the Plan. The transactions are permitted under the instruments under which the Plan is maintained.

      At December 31, 1997, participant contributions receivable totaled $37,891 which related to participant elected deferrals from October to December 1997. Under the provisions of ERISA, these contributions were considered to be Plan assets commingled with the assets of the Company. Such commingling of Plan assets and Company assets is a prohibited transaction and may result in an additional tax liability for the Company. In April 1998, the Company corrected this matter by making additional contributions to the Plan representing the estimated earnings on the contributions receivable during the time they were considered commingled. The Company has instituted policies and procedures to ensure that all future participant elected deferrals are contributed to the Plan in accordance with ERISA.



                                  * * * * * *

OUTDOOR SYSTEMS, INC.
401(k) PLAN

SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1997
--------------------------------------------------------------------------------


ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES

                COLUMN B                        COLUMN C                                         COLUMN D             COLUMN E
----------------------------   -----------------------------------------------------------   -------------------   ----------------

   IDENTITY OF ISSUER,           DESCRIPTION OF INVESTMENT INCLUDING
     BORROWER, LESSOR              MATURITY DATE, RATE OF INTEREST,                                                  CURRENT
     OR SIMILAR PARTY              COLLATERAL, PAR OR MATURITY VALUE                               COST               VALUE
----------------------------   -----------------------------------------------------------   -------------------   ----------------

 Atlantic & Pacific            Deed of Trust - dated July 28, 1997, 10.3% interest,
                                 payable monthly, due July 31, 1999, collateralized by
                                 real property                                                 $100,000              $ 100,000

Arcadia                        Deed of Trust - dated August 22, 1997, 14.5% interest,
                                 payable monthly, due July 22, 2000, collateralized by
                                 real property                                                   74,745                 74,745


Barron                         Deed of Trust - dated August 28, 1996, 12% interest and
                                 principal, payable monthly, due August 28, 2006,
                                 collateralized by real property                                 14,605                 14,605

Clancy                         Deed of Trust - dated November 21, 1995, 12.7% interest
                                 and principal, payable monthly, due November 21, 2002,
                                 collateralized by real property                                  9,517                  9,517

Davidson #1                    Deed of Trust - dated May 24, 1994, 12% interest,
                                 payable monthly, due May 24, 1998, collateralized by
                                 real property                                                   55,068                 55,068

Davidson #3                    Deed of Trust - dated June 1, 1995, 12% interest,
                                 payable monthly, due June 1, 1997, collateralized by
                                 real property                                                   25,000                 25,000

DuPont                         Deed of Trust - dated January 12, 1995, 13% interest,
                                 payable monthly, due October 13, 1999, collateralized
                                 by real property                                                24,759                 24,759

Frenkel                        Deed of Trust - dated June 21, 1996, 11% interest,
                                 payable monthly, due July 13, 2006, collateralized by
                                 real property                                                   97,530                 97,530

Maule Finch Shaw               Deed of Trust - dated February 28, 1997,
                                 11.25% interest, payable monthly, due February 28,
                                 1999, collateralized by real property                           27,088                 27,088

Morgan #646                    Deed of Trust - dated May 31, 1995, 12.7% interest,
                                 payable monthly, due June 1, 1997, collateralized by
                                 real property                                                   12,143                 12,143

Nichols                        Deed of Trust - dated May 21, 1997, 12.5% interest,
                                 payable monthly, due November 28, 1998, collateralized
                                 by real property                                                20,000                 20,000

SEC Baseline                   Deed of Trust - dated December 19, 1996, 12%
                                 interest, payable monthly, due December 13, 1998,
                                 collateralized by real property                                 50,000                 50,000

                                                                                                                    (Continued)

OUTDOOR SYSTEMS, INC.
401(k) PLAN

SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1997
--------------------------------------------------------------------------------


ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES

       COLUMN B                                COLUMN C                                          COLUMN D              COLUMN E
---------------------- -----------------------------------------------------------            ---------------     -----------------
  IDENTITY OF ISSUER,                   DESCRIPTION OF INVESTMENT INCLUDING
   BORROWER, LESSOR                      MATURITY DATE, RATE OF INTEREST,                                               CURRENT
   OR SIMILAR PARTY                      COLLATERAL, PAR OR MATURITY VALUE                         COST                  VALUE
---------------------- -----------------------------------------------------------            ---------------     -----------------

 Stephans #1               Deed of Trust - dated January 31, 1994, 16% interest,
                             payable monthly, due May 28, 1998, collateralized
                             by real property                                                       6,973                  6,973
Stiteler                   Deed of Trust - dated February 14, 1996, 12% interest,
                             payable monthly, due August 25, 1998, collateralized
                             by real property                                                      17,626                 17,626
Superstition Shadows       Deed of Trust - dated October 3, 1997, 10.8% interest,
                             payable monthly, due August 29, 2000, collateralized
                             by real property                                                     151,700                151,700
Zimmerman                  Deed of Trust - dated September 12, 1996, 12% interest,
                             payable monthly, due September 12, 1998, collateralized
                             by real property                                                      42,187                 42,187
Cash                       Norwest Bank Money Market Account, variable interest rate                7,933                  7,933
                                                                                                ---------                -------
                           Total deeds of trust                                                   736,874                736,874
                                                                                                ---------                -------
Participant Notes          Participant notes - 7.25%-10.5%  interest, maturing
  Receivable                 January 1997 - September 2012                                        510,401                510,401
                                                                                                ---------                -------
The Dreyfus A
  Bonds Plus Fund          Mutual Fund - 467,456 units                                              *                    513,884
The Fidelity Advisor
  Growth Opportunities
  Fund                     Mutual Fund - 851,661 units                                              *                  1,332,387
The Fidelity Advisor
  High Yield A Fund        Mutual Fund - 614,575 units                                              *                    716,089
The Fidelity Asset
  Manager Fund             Mutual Fund - 8,465 units                                                *                     10,554
The Neuberger &
  Berman Partners
  Trust Fund               Mutual Fund - 715,837 units                                              *                    989,571
The Twentieth
  Century Ultra
  Investors Fund           Mutual Fund - 1,155,872 units                                            *                  1,405,069
The Templeton
  Foreign Fund             Mutual Fund - 1,063,193 units                                            *                  1,464,238
The Fixed Account
  Fund                     Mutual Fund - 525,932 units                                              *                    574,453



*The historical cost is not readily available.                       (Continued)

OUTDOOR SYSTEMS, INC.
401(k) PLAN

SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1997
--------------------------------------------------------------------------------

ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES

       COLUMN B                        COLUMN C                                  COLUMN D                COLUMN E
---------------------  --------------------------------------------------- -------------------   -----------------------
 IDENTITY OF ISSUER,         DESCRIPTION OF INVESTMENT INCLUDING
   BORROWER, LESSOR           MATURITY DATE, RATE OF INTEREST,                                          CURRENT
   OR SIMILAR PARTY           COLLATERAL, PAR OR MATURITY VALUE                   COST                   VALUE
---------------------  --------------------------------------------------- -------------------   -----------------------

The Warburg Pincus
  Emerging Growth
  Fund                          Mutual Fund - 1,147,215 units                     *                         1,367,693
The Neuberger &
  Berman Guardian
  Trust Fund                    Mutual Fund - 890,321 units                       *                         1,103,125
The Nationwide
  Money Market Fund             Money Market Fund - 390,471                       *                           736,297
The Outdoor Systems
  Common Stock Fund             Common Stock - 4,899 shares                       *                           178,817
                                                                                                          -----------
                               Total other investments                                                     10,392,177
                                                                                                          -----------
                               Total assets held for investment purposes                                  $11,639,452
                                                                                                          ===========


 *The historical cost is not readily available.                     (Concluded)

OUTDOOR SYSTEMS, INC.
401(k) PLAN

SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------


ITEM 27d - REPORTABLE TRANSACTIONS

 COLUMN A                        COLUMN B                COLUMN C         COLUMN D      COLUMN G       COLUMN H          COLUMN I
----------------------    ------------------------   --------------  --------------- --------------- --------------  ---------------

                                                                                                         CURRENT
 IDENTITY                                                                                                VALUE OF          NET
    OF                           DESCRIPTION                                              COST           ASSET ON         GAIN
  PARTY                              OF                 PURCHASE        SELLING            OF           TRANSACTION        OR
 INVOLVED                           ASSET                 PRICE          PRICE            ASSET            DATE          (LOSS)
----------------------    ------------------------   --------------  --------------- --------------- --------------  ---------------

SINGLE TRANSACTIONS

Nationwide Insurance       The Templeton Foreign
                             Fund                         $383,832                     $383,832         $ 383,832
Nationwide Insurance       The Nationwide Money
                             Market Fund                   522,808                      522,808           522,808

SERIES OF TRANSACTIONS

Nationwide Insurance       The Fidelity Advisor
                             Growth Opportunities Fund     331,470                      331,470           331,470
                           The Fidelity Advisor
                             Growth Opportunities Fund                 70,058               *              70,058
Nationwide Insurance       The Twentieth Century
                             Ultra Investors Fund          371,244                      371,244           371,244
                           The Twentieth Century
                             Ultra Investors Fund                      87,508               *              87,508
Nationwide Insurance       The Templeton
                             Foreign Fund                  398,544                      398,544           398,544
                           The Templeton
                             Foreign Fund                              65,755               *              65,755
Nationwide Insurance       The Warburg Pincus
                             Emerging Growth Fund          330,624                      330,624           330,624
                           The Warburg Pincus
                             Emerging Growth Fund                      85,087               *              85,087
Nationwide Insurance       The Nationwide Money
                             Market Fund                   616,485                      616,485           616,485
                           The Nationwide Money
                             Market Fund                              127,161               *             127,161

NOTE: Reportable transactions are those transactions which either singularly or in series of combined purchases and sales during the year exceed 5% of the fair value of the Plan's assets at the beginning of the year.


*The historical cost is not readily available.

OUTDOOR SYSTEMS, INC.
401(k) PLAN

SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------


ITEM 27e - SCHEDULE OF NON-EXEMPT TRANSACTIONS

At December 31, 1997, participant contributions receivable totaled $37,891 which related to participant elected deferrals from October to December 1997. Under the provisions of ERISA, these contributions were considered to be Plan assets commingled with the assets of the Company. Such commingling of Plan assets and Company assets is a prohibited transaction and may result in an additional tax liability for the Company. In April 1998, the Company corrected this matter by making additional contributions to the Plan representing the estimated earnings on the contributions receivable during the time they were considered commingled. The Company has instituted policies and procedures to ensure that all future participant elected deferrals are contributed to the Plan in accordance with ERISA.